                                                                       Exhibit 6
                          ROE MINOR REALTY CONSULTANTS


July 29, 2002

Mr. Joseph Pivinski
Oriole Homes Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

Re:      Appraisal #2104
         Remaining Units at Stonecrest
         Summerville, FL

Dear Mr. Pivinski:

At your request, we have completed an inspection and analysis to appraise the property referenced above. Our analyses have been prepared in conformance to the Uniform Standards of Professional Appraisal Practice (USPAP). The essential data and analytical process used in estimating our final value estimate are included within the attached report. This is a complete appraisal presented in a self-contained format.

The purpose of this report is to estimate the market value of the fee simple interest as of July 10, 2002. The intended use of this report is for asset evaluation by the intended user, Oriole Homes Corporation, who is also our client. The subject is the remaining lots and land owned by Oriole Homes Corporation in Stonecrest. The entire development will probably consist of about 1,800 to 1,900 units, even though the DRI allows up to about 2,500 units. Oriole has been buying lots and land in Stonecrest since 1996. To date, Oriole has purchased lots/land for 702 units. Through the beginning of July, Oriole has closed 411 units, and they have sold (contracted) an additional 47 units.

Our valuation is of the 244 available (unsold) lots and the 47 lots that have been sold but have not closed to end-users. Thus, there are 291 subject units. Please note that the subject units include both land and developed lots. The sections called Overlook 3 and Links 3, with 68 units and 52 units respectively have not been developed. Development costs for Overlook 3 and Links 3 are estimated to be $1,352,184 or $11,268 per unit. Following is a summary of the subject units contained in our valuation:

                             SOLD UNITS                 AVAILABLE UNITS            TOTAL
Developed                    47                         124                        171
Undeveloped                  0                          120                        120
TOTAL                        47                         244                        291

Our value opinion is qualified by certain assumptions, limiting conditions and definitions, which are set forth in this report. There is an extraordinary assumption and/or special limiting condition affecting value. WE HAVE NOT INCLUDED ANY VALUE FOR PARTIALLY BUILT HOMES OR THE COMPLETED UNITS ON THE SUBJECT LOTS. THIS VALUATION, ACCORDING TO YOUR INSTRUCTIONS, IS ONLY OF THE REMAINING RESIDENTIAL LAND AND LOTS. IF THE VALUE OF THE PARTIALLY BUILT OR COMPLETED HOMES HAD BEEN INCLUDED, THIS VALUATION WOULD BE HIGHER.

Finally, we note that impact fees and water/sewer hookup fees are paid at permitting. According to Mr. Rick Rogers at Stonecrest, these fees have been paid on 46 units that are either under construction or completed.

Mr. Joseph Pivinski
Oriole Homes Corporation
Appraisal #2104
July 29, 2002
Page 2

Based on this information, the prepaid fees can be calculated as follows. While the end-user reimburses Oriole for the impact fees, the payment of this charge runs with the land. Thus, it still deserves compensation. For your convenience, we have provided a value including the prepaid fees as well as a value excluding the fees. This is reasonable due to the fact that the number of prepaid fees changes frequently. Furthermore, impact fees are scheduled to increase to over $1,500 per unit.

                           FEE ADJUSTMENT CALCULATION

Category                                 Fee/Unit                    No. Units                       Total
--------                                 --------                    ---------                       -----
Impact Fees                               $1,359                            46                       $62,514
Water/Sewer Hookups                       $2,150                            46                       $98,900
TOTAL ADJUSTMENT                                                                                    $161,414

Based on our analysis, the market value of the subject property, as set forth, documented and qualified in the attached report is:


           MARKET VALUE "AS IS" OF THE REMAINING RESIDENTIAL LAND/LOTS
          EXCLUDING ANY PREPAID FEES AND BUILT OR PARTIALLY BUILT HOMES:
                                  JULY 10, 2002
                       SEVEN MILLION DOLLARS ($7,000,000)
      (At a reasonable exposure/marketing period estimated to be 6 months)

           MARKET VALUE "AS IS" OF THE REMAINING RESIDENTIAL LAND/LOTS
                           INCLUDING ANY PREPAID FEES
                BUT EXCLUDING ANY BUILT OR PARTIALLY BUILT HOMES:
                                  JULY 10, 2002
          SEVEN MILLION ONE HUNDRED SIXTY THOUSAND DOLLARS ($7,160,000)
      (At a reasonable exposure/marketing period estimated to be 6 months)

Following is our complete, self contained appraisal report that details the valuation.

                       Respectfully submitted,

                       /s/ CHARLES E. MINOR
                       -------------------------------------------
                       Charles E. Minor, MAI
                       State Certified General Real Estate Appraiser No. 0002252

                       /s/ ZILLAH L. TARKOE
                       --------------------------------------------
                       Zillah L. Tarkoe, MAI
                       State Certified General Real Estate Appraiser No. 0001800